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PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com December 20, 2019

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VIA EDGAR

Ms. Barbara Jacobs

Mr. Michael C. Foland

Mr. Stephen Krikorian

Ms. Morgan Youngwood

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Molecular Data Inc. (CIK No. 0001758736)

Registration Statement on Form F-1 (File No. 333-235398)

Dear Ms. Jacobs, Mr. Foland, Mr. Krikorian, and Ms. Youngwood:

On behalf of our client, Molecular Data Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with a price range and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on December 6, 2019, as well as two copies of the filed exhibits.

U.S. Securities and Exchange Commission

December 20, 2019

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering on or about December 23, 2019. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about December 27, 2019, and will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

*        *        *

U.S. Securities and Exchange Commission

December 20, 2019

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Dongliang Chang, Founder and Chairman of the Board of Directors, Molecular Data Inc.

Zheng Wang, Chief Executive Officer, Molecular Data Inc.

Zhaohong Li, Chief Financial Officer, Molecular Data Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Henry Song, Partner, Ernst & Young Hua Ming LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP